SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

PT Indosat Tbk.

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Ref. 028/A00-AB0/REL/07

January 17, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

USA

Fax No.:   (202) 9429525

Attn.:    Filing Desk

Re.  :

Release of STT and Qtel on “Qatar Telecom to invest a 25% equity stake in Asia Mobile Holdings”

Dear Sir,

Kindly be informed that Indosat has been notified by Indonesia Communication Limited (“ICL”) as major shareholder of PT Indosat Tbk, regarding the plan of Qatar Telecom (“Qtel”) to Invest 25% Equity Stake in Asia Mobile Holdings Pte. Ltd (“AMH”), as the release made by Singapore Technologies Telemedia (“STT”) and Qtel attached. AMH is currently a wholly-owned, indirect subsidiary of STT, and as ICL direct shareholder.

Thank you for your attention.

Sincerely yours,

Kaizad B. Heerjee

Deputy President Director

N E W S R E L E A S E

FOR IMMEDIATE RELEASE

ST Telemedia and Qatar Telecom Form Strategic Alliance to Expand in the Asia-Pacific Region

Qatar Telecom to invest a 25% equity stake in Asia Mobile Holdings

Singapore and Qatar, 15 January 2007 – Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”), a leading information-communications company with operations in the Asia-Pacific, the Americas and Europe, and Qatar Telecom (Qtel) QSC (“Qtel”), one of the Middle East’s fast -growing telecommunications companies, today announced the formation of a new strategic alliance to explore and invest in new mobile telecoms opportunities while strengthening existing businesses in the Asia-Pacific region.

Agreements for the strategic alliance were signed on 12 January 2007 by ST Telemedia’s Deputy Chairman, Mr. Peter Seah, and President and Chief Executive Officer, Mr. Lee Theng Kiat; and Qtel’s Group Chairman, HE Sheikh Abdullah Bin Mohammed Bin Saud Al Thani, and Chief Executive Officer, Dr. Nasser Marafih. Under the terms of the Agreements, Qtel will invest up to US$635 million in cash for an approximate 25 percent equity stake in ST Telemedia’s Asia Mobile Holdings Pte. Ltd. (“AMH”). ST Telemedia will remain the controlling shareholder with an approximate 75 percent equity stake in AMH. The transaction values AMH at an enterprise value of up to US$3.5 billion. AMH will be the parties’ preferred vehicle for future mobile telecoms investments in selected key markets in the Asia-Pacific region.

AMH currently holds ST Telemedia’s stakes in StarHub Ltd, Singapore’s second largest infocommunication company, and PT Indosat Tbk, Indonesia’s second largest operator with over 14 million mobile subscribers. This strategic alliance will not impact ST Telemedia’s existing and potential investments in the Americas, Europe and other regions.

“This strategic alliance with Qatar Telecom represents another important step forward in our relationship. ST Telemedia is pleased and excited to work with a distinguished and likeminded partner who shares our goal of expanding our footprint in the Asia-Pacific region. The formation of this strategic alliance reaffirms ST Telemedia’s commitment to grow and strengthen our mobile business in the region,” said Mr. Peter Seah, Deputy Chairman of ST Telemedia.

“The strategic partnership with Qtel is a major milestone for ST Telemedia. It underscores our commitment to the Asia-Pacific region and to the continued success of our existing companies. We believe this alliance, which is based on shared values and goals, will bring significant long term value to all our stakeholders. ST Telemedia remains fully committed to StarHub and Indosat and we intend to continue to play a strategic role in their businesses through AMH. ST Telemedia and Qtel’s combined industry experience, technological capabilities and extensive complementary networks will enhance our ability to pursue new mobile opportunities and bring potential synergies to our existing businesses,” said Mr. Lee Theng Kiat, President and Chief Executive Officer of ST Telemedia.

His Excellency Sheik Abdullah Al Thani, Qtel’s Group Chairman, said “We are extremely pleased to partner with ST Telemedia, with whom we have a long and established relationship. We respect the values that ST Telemedia has instilled in their investee companies and we look forward to working with them to pursue opportunities in the region. Our intention is to work with ST Telemedia to grow regionally and generate value by sharing operational practices and methods across the wider group.

”Dr. Nasser Marafih, Qtel’s Chief Executive Officer, said “This partnership represents the next step in Qtel’s growth strategy, and allows Qtel to establish an immediate presence in two key markets, Singapore, an advanced market, and Indonesia, the fourth most populous country in the world. We believe that the Asia-Pacific is a high growth region and is one of the main areas we have targeted for our expansion. We are excited about the prospects for growth in the region and believe ST Telemedia is an ideal partner for us in this endeavour.”

ST Telemedia and Qtel occupy strong market positions in their respective markets and have complementary geographic footprints for potential strategic and operational synergies. With their proven track record of managing leading telecommunications companies around the world, particularly in the Asia-Pacific and the MENA regions, ST Telemedia and Qtel’s combined local, regional and international experience, management excellence and technical expertise will benefit existing businesses and future investments.

- Ends -

ADDITIONAL NOTES TO THE EDITOR:

About Singapore Technologies Telemedia

Singapore Technologies Telemedia (ST Telemedia) is a leading player in the telecommunications and information services industry, with core competencies in mobile telephony and global IP services. Headquartered in Singapore, ST Telemedia invests in and manages an innovative group of companies globally, including StarHub, Indosat, Global Crossing, TeleChoice and ST Teleport.

ST Telemedia is a market leader in global connectivity and convergence, having the whole range of access networks to deliver current and next-generation of information and communications services. With years of regional and global operating and investment experience, ST Telemedia aims to build long-lasting businesses by constantly seeking new growth opportunities and innovation, and introducing next-generation solutions to bring enduring value to its customers, companies, partners and shareholders, and to enrich the lives of the community that it serves. For more information, visit: www.sttelemedia.com.

About Qatar Telecom QSC

Qatar Telecom (Qtel) is the exclusive telecommunications provider in Qatar. Its principal activities include local and international fixed telephone, mobile, Internet, data and cable television services.

In 2004, Qtel led a consortium and won the public tender for the second mobile licence in Oman, and launched services in March 2005. Nawras, Qtel's subsidiary in Oman, has captured almost 500,000 new customers (over 28% of the Omani mobile market) in just over 20 months of operations. Qtel is the prestige partner of, and official telecommunications provider to, the 15th Asian Games Doha 2006.

In 2006, Qtel launched a range of applications of over its new 3G network including Video Calling and high-speed Internet access. In December 2006, Qtel was also the first in the Middle East and one of very few operators in the world to soft-launch Digital Video Broadcast – Handheld (DVB-H) which delivers live high-quality TV channels over Qtel's new DVB-H network directly to special DVB-H enabled mobile handsets. Both new services featured prominently in the recent 15th Asian Games in Doha 2006 where Qtel, as a Prestige Partner and the Official Telecoms provider, delivered an outstanding performance in what the organisers and international broadcasters described as a 'glitch-free telecommunications service'. In common with StarHub, Qtel is also a leader in Triple Play services for its residential customers in Qatar.

Qtel is a winner of the 2005 Gulf Excellence Award and the 2006 GCC Economic Award. The company is listed on the Doha Securities Market and on other stock exchanges in the GCC. For more information, visit: www.qtel.com.qa.

Background on StarHub and Singapore

ST Telemedia is a substantial shareholder and founding member of StarHub, currently the only company in Singapore capable of delivering a full range of information, communications and entertainment services over fixed, cable, mobile and Internet platforms (quadruple play). On 1 April 2000, StarHub was the third and last mobile operator to enter the Singapore market. Today, StarHub is the second largest info-communication company in Singapore with about 1.45 million mobile subscribers, approximately 33 percent market share. StarHub operates a 3G mobile network in addition to its GSM network, and is the exclusive provider of the i-mode® mobile Internet service over its 2.5G and 3G networks. StarHub also operates its own nation-wide HFC network that delivers multi-channel cable TV services (including Digital Cable), voice and Internet access for both consumer and corporate markets. The company has received numerous industry awards and accolades for corporate governance, marketing and service excellence. StarHub is listed on the SGX-ST. For more information, visit www.starhub.com.

Singapore has a population of about 4.5 million people (based on 2006). On 1 April 2000, the Singapore Government introduced a full liberalization of its telecoms market two years ahead of schedule. The benefits of Singapore’s telecom liberalization are evident in the steep climb of its mobile penetration from about 24% in 1997 to about 75% in 2000. In 2006, its mobile penetration became one of the highest in the world at 101.5%. Today, Singapore residents have a choice of two full-fledged telecoms companies, StarHub and SingTel; and three mobile operators, StarHub, SingTel and M1.

Background on Indosat and Indonesia

Indosat Tbk is a leading telecommunication and information service provider in Indonesia. It provides cellular services (Mentari, Matrix and IM3), IDD services (IDD001, IDD008 and

FlatCall 016), fixed telecommunication services (StarOne, I Phone) and Multimedia, Internet & Data Communication Services (MIDI). Indosat is the second largest mobile phone operator in Indonesia with over 14 million subscribers, about 28 percent market share. Its revenue for 2005 was Rp11,589.8 billion. It operates Indonesia’s first nation-wide GSM900 and GSM1800 networks and 3G network, and was the first mobile operator to offer GPRS and 2.5G services through pre and post-paid services. It also was the first to introduce BlackBerry® services in Indonesia. In November 2006, Indosat launched its 3.5G services in Jakarta and Surabaya areas and became the first 3G operator to provide 3G-High Speed

Downlink Packet Access (HSPDA) technology (which is up to 9 times faster than general 3G service) and first 3G operator to offer the service to its Blackberry customers. Indosat has received many accolades and awards from international agencies such as Euromoney, Finance Asia, Asia Money, for areas in corporate governance, management, financial management, strategy and operational efficiency, and stakeholder value creation. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American

Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Indonesia is the fourth largest populous country in the world with more than 220 million people. It is one of the fastest growing telecoms markets. Indonesia’s mobile penetration expanded to 19% in 2005 from a low of 3% in 2002. Its subscriber base had passed 45 million up from 3.6 million subscribers in just five years.

Press contacts

For ST Telemedia

Ms. Melinda Tan

T: +65 6723 8690

melinda_tan@sttelemedia.com

Ms. June Seah

T: +65 6723 8683

june_seah@sttelemedia.com

For Qtel

Mr. Adel Al Mutawa

amutawa@qtel.com.qa

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        PT Indosat Tbk.

Date  : January 17, 2007

By  :

_______________________________

Name :   Kaizad B. Heerjee

   Title   :   Deputy President Director